UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM U-9C-3


              QUARTERLY REPORT PURSUANT TO RULE 58 OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935.

                  For the quarterly period ended March 31, 2003


                                SCANA Corporation
--------------------------------------------------------------------------------
                      (Name of registered holding company)

                1426 Main Street, Columbia, South Carolina 29201
--------------------------------------------------------------------------------
                    (Address of principal executive offices)






                       Table of Contents

Item
 No.               Title                                                Page
--------------------------------------------------------------------------------


  1       Organization Chart                                                2

  2       Issuances and Renewals of Securities and Capital Contributions    3

  3       Associate Transactions                                            3

  4       Summary of Aggregate Investment                                   4

  5       Other Investments                                                 5

  6       Financial Statements and Exhibits                                 6



ITEM 1 - ORGANIZATION CHART

                     Name                     Energy                                   Percentage
                      of                        or           Date            State     of Voting
                  Reporting                Gas - related       of               of     Securities   Nature of
                   Company                    Company     Organization    Organization    Held      Business
-                  -------                    -------     ------------    ------------    ----      --------

SCANA Corporation (a)
   SCANA Resources, Inc.                      Energy     September 8, 1987    South Carolina    100%      Renders energy management
                                                                                                          services

   South Carolina Electric & Gas Company
(b)
      SC Coaltech No. 1 LP                    Energy     April 7, 2000        Delaware            40%     Production and sale of
                                                                                                          synthetic fuel
      Coaltech No. 1 LP                       Energy     March 7, 1997        Delaware            25%     Production and sale of
                                                                                                          synthetic fuel

   SCANA Energy Marketing, Inc.               Energy     June 30, 1987        South Carolina    100%      Markets electricity and
                                                                                                          natural gas

   ServiceCare, Inc.                          Energy     September 30, 1994   South Carolina    100%      Provides energy-related
                                                                                                          products and service
                                                                                                          contracts on home
                                                                                                          appliances

   Primesouth, Inc.                           Energy     August 25, 1986      South Carolina    100%      Engages in power plant
                                                                                                          management and maintenance
                                                                                                          services

   Public Service Company of North Carolina,
     Incorporated (b)
      Clean Energy Enterprises, Inc.          Energy     December 30, 1994    North Carolina    100%     Sells, installs and
                                                                                                         services compressed natural
                                                                                                         gas conversion equipment

      PSNC Blue Ridge Corporation             Energy     August 31, 1992      North Carolina    100%     Renders energy management
                                                                                                         services

   SCG Pipeline, Inc.                         Energy     April 10, 2001       South Carolina    100%     Transportation of natural
                                                                                                         gas

   Cogen South LLC                            Energy     June 1, 1996         Delaware            50%    Operates boilers and
                                                                                                         turbines at a cogeneration
                                                                                                         facility


       *Inactive
(a) The registered holding company is not a reporting company, but is included herein because it directly and/or indirectly holds securities in energy-related companies. (b) These SCANA Corporation system companies are not reporting companies, but they are included herein because they hold securities directly in the energy-related companies set forth below their names.



ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

                                                      Principal     Issue               Person to   Collateral   Consideration
                                                      Amount of      or      Cost of  Whom Security Given with      for Each
   Company Issuing Security  Type of Security Issued  Security     Renewal   Capital   Was Issued    Security       Security
   ------------------------  -----------------------  --------     -------   -------   ----------    --------       --------

    None




Company Contributing Capital                      Company Receiving Capital             Amount of Capital Contribution

South Carolina Electric & Gas Company             SC Coaltech No. l LP                            $2,800,000
South Carolina Electric & Gas Company             Coaltech No. l LP                                  $861,734

ITEM 3 - ASSOCIATE TRANSACTIONS

PART I  - Transactions Performed by Reporting Companies on Behalf of Associate Companies

       Reporting Company        Associate Company       Types of Services     Direct Costs   Indirect      Cost of     Total Amount
      Rendering Services        Receiving Services           Rendered            Charged   Costs Charged   Capital        Billed
      ------------------        ------------------           --------            -------   -------------   -------        ------

SC  Coaltech No. 1 LP        South Carolina Electric   Synthetic Fuel Sales  $19,802,628         -            -      $19,802,628
                                  & Gas Company
Coaltech No. 1 LP            South Carolina Electric   Synthetic Fuel Sales    $8,691,424        -            -       $8,691,424
                                  & Gas Company

PART II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

           Associate Company            Reporting Company   Type of Services  Direct Costs    Indirect      Cost of    Total Amount
           Rendering Services           Receiving Services      Rendered         Charged    Costs Charged   Capital       Billed
           ------------------           ------------------      --------         -------    -------------   -------       ------

South Carolina Electric & Gas Company  SC Coaltech No.1 LP     Coal Sales      $20,298,121        -            -        $20,298,121
South Carolina Electric & Gas Company  SC Coaltech No.1 LP   Fuel Handling      $1,155,920        -            -         $1,155,920
South Carolina Electric & Gas Company   Coaltech No. 1 LP      Coal Sales       $8,932,227        -            -         $8,932,227
South Carolina Electric & Gas Company   Coaltech No. 1 LP    Fuel Handling        $617,769        -            -           $617,769
South Carolina Pipeline Corporation     SCG Pipeline, Inc. Preliminary Survey
                                                             and Investigation  $4,113,228        -            -         $4,113,228





ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
                 (Dollars in Thousands)

Investments in energy-related companies:
         Total consolidated capitalization as of March 31, 2003             $5,888,210
(A)                            Line 1
         Total capitalization multiplied by 15%
             (line1 multiplied by 0.15)
883,232                                   Line 2
         Greater of $50 million or line
2                                                                                   $883,232     Line 3
         Total current aggregate investment:
            (categorized by major line of energy-related business)
             Energy-related business category 1                                                -
             Energy-related business category 2                                                -
             Energy-related business category 3                                                -
             Energy-related business category 4                                                -
             Energy-related business category 5                                                -
             Energy-related business category 6 (B)                                3,121
             Energy-related business category 7                                                -
             Energy-related business category 8                                                -
             Energy-related business category 9 (C)                                          9,287
             Energy-related business category 10                                               -
                 Total current aggregate
                  investment                                                              $12,408      Line 4

         Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)
$870,824     Line 5

Investments in gas-related companies:
         Total current aggregate investment:
             (categorized by major line of gas-related business)
         Gas-related business category 1                                                                 -
         Gas-related business category 2                                                                 -
                 Total current aggregate investment
            -
----------------

(A) Includes common equity, preferred stock and mandatorily redeemable preferred securities, long-term debt and current maturities and short-term borrowings.

(B) Consists of investments in SC Coaltech No. l LP and Coaltech No. 1 LP

(C) Consists of investment in SCG Pipeline, Inc.



ITEM 5 - OTHER INVESTMENTS
                 (Dollars in Thousands)

           Major line of energy-       Other investment in  Other investment in    Reason for difference
             related business           last U-9C-3 report  this U-9C-3 report      in Other Investment
             ----------------           ------------------  ------------------      -------------------

Energy-related business category 1
   SCANA Resources, Inc.                         $705               $629        2003 net loss of subsidiary.

   PSNC Blue Ridge Corporation                 $2,930              $6,462        Other comprehensive income (loss)
                                                                                     from derivatives, inclusion
                                                                                     of advances in this report
                                                                                     and 2003 net earnings of
                                                                                     subsidiary.
Energy-related business category 3
   Clean Energy Enterprises, Inc.                 $457               $401        Inclusion of advances in this
                                                                                     report.

Energy-related business category 4
   ServiceCare, Inc.                           $1,217              $1,711        2003 net earnings of subsidiary.

Energy-related business category 5
   SCANA Energy Marketing, Inc.               ($8,668)            $71,420        Other comprehensive income (loss)
                                                                                     from derivatives, offset by
                                                                                     2003 net earnings of
                                                                                     subsidiary and inclusion of
                                                                                     advances in this report.

Energy-related business category 6
   Cogen South LLC                           $11,158              $10,317        Net earnings of investment,
                                                                                     offset by distributions
                                                                                     received.

Energy-related business category 7
   Primesouth, Inc.                          $14,779              $16,207        2003 net earnings of subsidiary.


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

         FINANCIAL STATEMENTS

Exhibit       A-1     SC Coaltech No. 1 LP Balance Sheet as of March 31, 2003 -
                      filed under confidential treatment pursuant to Rule 104(b)
Exhibit       A-2     SC Coaltech No. 1 LP Income Statement for the Periods
                      ended March 31, 2003-filed under confidential treatment
                      pursuant to Rule 104(b)
Exhibit       B-1     SCANA Resources, Inc. Balance Sheet as of March 31, 2003-
                      filed under confidential treatment pursuant to Rule 104(b)
Exhibit       B-2     SCANA Resources, Inc. Income Statement for the Periods
                      ended March 31, 2003-filed under confidential treatment
                      pursuant to Rule 104(b)
Exhibit       C-1     SCANA Energy Marketing, Inc. Balance Sheet as of March 31,
                      2003-filed under confidential treatment pursuant to Rule
                      104(b)
Exhibit       C-2     SCANA Energy Marketing, Inc. Income Statement for the
                      Periods ended March 31, 2003-filed under confidential
                      treatment pursuant to Rule 104(b)
Exhibit       D-1     ServiceCare, Inc. Balance Sheet as of March 31, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit       D-2     ServiceCare, Inc. Income Statement for the Periods ended
                      March 31, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit       E-1     Primesouth, Inc. Balance Sheet as of March 31, 2003-filed
                      under confidential treatment pursuant to Rule 104(b)
Exhibit       E-2     Primesouth, Inc. Income Statement for the Periods ended
                      March 31, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit       F-1     Clean Energy Enterprises, Inc. Balance Sheet as of March
                      31, 2003-filed under confidential treatment pursuant to
                      Rule 104(b)
Exhibit       F-2     Clean Energy Enterprises, Inc. Income Statement for the
                      Periods ended March 31, 2003-filed under confidential
                      treatment pursuant to Rule 104(b)
Exhibit       G-1     PSNC Blue Ridge Corporation Balance Sheet as of March 31,
                      2003-filed under confidential treatment pursuant to Rule
                      104(b)
Exhibit               G-2 PSNC Blue Ridge Corporation Income Statement for the
                      Periods ended March 31, 2003-filed under confidential
                      treatment pursuant to Rule 104(b)
Exhibit       H-1     SCG Pipeline, Inc. Balance Sheet as of March 31, 2003-
                      filed under confidential treatment pursuant to Rule 104(b)
Exhibit       H-2     SCG Pipeline, Inc. Income Statement for the Periods ended
                      March 31, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit       I-1     Coaltech No. 1 LP Balance Sheet as of March 31, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit       I-2     Coaltech No. 1 LP Income Statement for the Periods ended
                      March 31, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit       J-1     Cogen  South LLC Balance Sheet as of March 31, 2003-filed
                      under confidential treatment pursuant to Rule 104(b)
Exhibit               J-2 Cogen South LLC Income Statement for the Periods ended
                      March 31, 2003-filed under confidential treatment pursuant to Rule 104(b)

EXHIBITS
Exhibit       K       Certificate of SCANA Corporation












                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the th day of May 2003.



                                SCANA Corporation
                           Registered holding company





                                    By:  s/James E. Swan, IV
                                         -------------------------------------

                                         James E. Swan, IV
                                         -------------------------------------
                                                     (Name)

                                         Controller
                                         (Title)

                                          May 29, 2003
                                         (Date)

                                                             Exhibit K



                                   Certificate

         Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that:

         A copy of SCANA's quarterly report on Form U-9C-3 for the quarterly period ended December 31, 2002, was filed with the state commissions having jurisdiction over the retail rates of SCANA Corporation's public utility subsidiary companies. The names and addresses of these state commissions are as follows:

                           South Carolina Public Service Commission
                           P. O. Box 11649
                           Columbia, SC  29211


                           North Carolina Utilities Commission
                           4325 Mail Service Center
                           Raleigh, NC  27699-4325





May 29, 2003                   By:         s/James E. Swan, IV
                                  -------------------------------------------
                                           James E. Swan, IV
                                           Controller
                                           (principal accounting officer)